SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number : 1-14118

PRESS RELEASE #14/04

QUEBECOR WORLD ANNOUNCES
ANTONIO FERNANDEZ TO SUCCEED JOHN DICKIN

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

May 11, 2004                                                                                                                                         14/04

For immediate release                                                                                                                      Page 1 of 2

QUEBECOR WORLD ANNOUNCES
ANTONIO FERNANDEZ TO SUCCEED JOHN DICKIN

Montréal, Canada - Quebecor World (NYSE, TSX: IQW) is pleased to announce the appointment of Antonio Fernandez as Chief Operating Officer, Quebecor World Europe. He will assume responsibility for all of Quebecor World's European Operations outside of France upon the retirement of John Dickin. Mr. Dickin will retire at the end of June. In the meantime, John and Antonio will work closely together to ensure a smooth transition.

"I would like to thank John Dickin for his exemplary service during the last seven years. John's determination and hard work have contributed greatly to our success and I know he will be missed by our customers and our employees," said Pierre Karl Peladeau, President and Chief Executive Officer, Quebecor World Inc. "I would also like to welcome Antonio into his new position. I am pleased he will be able to benefit from John's experience during this transitional period."

Antonio Fernandez has extensive experience in the printing industry. He joined Quebecor World in 1996, when the Company acquired Altair, the printing unit of Group ONCE. He served as General Manager until 1999 when Quebecor World acquired Group Cayfo in Barcelona. At that time Antonio was promoted to Managing Director of Quebecor Iberica, the Quebecor World holding company in Spain.

Antonio speaks Spanish, French and English and holds a degree in biochemistry from University Complutense of Madrid.

He will continue to be based at Quebecor World's office in Madrid, Spain.

For immediate release                                                                                                                      Page 2 of 2

Quebecor World Inc. (NYSE, TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail-list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further information contact:
Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Raynald Lecavalier

Name:   Raynald Lecavalier
Title:      Vice President, Corporate General Counsel and Secretary

Date: May 11, 2004